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DIRECT DIAL NO.	TEVERETT@CARLSMITH.COM	OUR REFERENCE NO.:
213.955.1608		055812-00004

October 29, 2007

Donna Levy, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ML Macadamia Orchards - Preliminary Proxy Statement on Schedule 14A
File No. 1-09145

Dear Ms. Levy:

We are responding to the staff’s comment letter dated October 25,  2007 with respect to the preliminary proxy statement filed by ML Macadamia Orchards LP (the “Partnership”).

In order to respond to your request that the Partnership include Item 14(b)(9) of Schedule 14A, the Partnership proposes insert in the proxy statement Insert #1 which is attached to this letter and is entitled, “Selected Pro Forma Financial Information of the Partnership.”  This insert would be placed after the heading “UNAUDITED PRO FORMA FINANCIAL INFORMATION”, which appears on Page 16 of the proxy statement and before the heading “Pro Form Balance Sheet” on such page.

In order to respond to your request that the Partnership include Item 14(b)(10) of Schedule 14A, the Partnership proposes to insert in the proxy statement Insert #2, which attached to this letter. This insert would be placed on Page 19 of the proxy statement after the section entitled “Assumptions Used in Forecast Income Statement for the Year Ended December 31, 2008” and before the heading “SUMMARY OF THE AMENDMENTS.”

Please advise me whether these additions to the proxy statement will satisfy the staff’s comments. If so, the Partnership will finalize the proxy statement and file a definitive proxy statement which includes these inserts no later than the time it mails the proxy statement to unit holders.

Thank you for your help and cooperation.

Very truly yours,

/s/ Terrence A. Everett
Terrence A. Everett

TAE/ds

Attachments

4824-1174-1698.1

2

Insert #1

Pro Forma Selected Financial Data

The following table sets forth certain pro forma selected financial data for the Partnership, which has been prepared assuming that the Acquisition was effective at the beginning of the period presented.

Pro Forma Selected Financial Data for the Partnership (In thousands)

	December 31, 2006 and the year then ended	June 30, 2007 and the six months then ended

Total Revenue	$38,383	$10,932
Income (Loss) from Continuing Operations	(467)	390
Total Assets	66,133	66,427
Long-Term Debt, Non Current	7,100	6,700
Income (Loss) from Continuing Operations per Unit	(0.057)	0.048
Distribution per Unit	0.20	0.10

Insert #2

Comparative Historical and Unaudited Pro Forma Per Unit Information

The following table sets forth certain historical per unit information for the Partnership and pro forma combined per unit information after giving effect to the transaction. This information should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements for the year ended December 31, 2006 and for the six months ended June 30, 2007, which are attached to this Proxy Statement. In addition, this information should be read in conjunction with our unaudited Pro Forma Balance Sheet and unaudited Pro Forma Forecast Income Statement included in this Proxy Statement (See “Unaudited Pro Forma Financial Information”) and Mac Farms’ financial statements and notes to Mac Farms’  financial statements for the year ended December 31, 2006 and for the six months ended June 30, 2007, which are attached to this Proxy Statement. Comparative per unit information has not been provided for Mac Farms as Mac Farms is a private company and comparative information on a per unit basis would not be meaningful.

	Partnership Historical	Partnership Pro Forma	Mac Farms Historical
At December 31, 2006 and for the year then ended(1)

Partners Capital	48,623	52,614	1,027
Partners Capital Per Unit	6.48	6.46	N/A
Distributions	1,500	1,630	-0-
Distributions Per Unit	0.20	0.20	N/A
Income (Loss) from Continuing Operations	804	(467)	(1,916)
Income (Loss) from Continuing Operations Per Unit	0.11	(0.06)	N/A

At June 30, 2007 and for the six months then ended

Partners Capital	47,863	51,081	829
Partners Capital Per unit	6.38	6.01	N/A
Distributions	750	815	-0-
Distributions Per Unit	0.10	0.10	N/A
Income (Loss) from Continuing Operations	(30)	390	(197)
Income (Loss) from Continuing Operations Per Unit	0.003	0.048	N/A

(1)  In thousands, except for per unit information.